UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

KONTOOR BRANDS, INC.

(Exact name of the registrant as specified in its charter)

North Carolina	001-38854	83-2680248
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
400 N. Elm Street Greensboro, North Carolina 27401
(Address of principal executive offices) (Zip code)

Thomas L. Doerr, Jr.
Executive Vice President, Chief Legal Officer and Secretary
(336) 332-3400
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025
☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended

Section 1 - Conflict Minerals Disclosure
Item 1.01. Conflict Minerals Disclosure and Report
In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, Kontoor Brands, Inc. (the “Company”) has filed a Conflict Minerals Report as Exhibit 1.01 to this Specialized Disclosure Report on Form SD. Both the Conflict Minerals Report and this Form SD are available on our website at https://www.kontoorbrands.com/investors. The content of any website referred to in this report is included for general information only and is not incorporated by reference in this report.
Information concerning conflict minerals from recycled or scrap sources that may be contained in the Company’s in-scope products is included in the Conflict Minerals Report and is incorporated in this Form SD by reference.
Item 1.02. Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.
Section 2 - Resource Extraction Issuer Disclosure
Item 2.01. Resource Extraction Issuer Disclosure and Report
Not applicable.
Section 3 - Exhibits
Item 3.01. Exhibits

Exhibit No.	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

KONTOOR BRANDS, INC.
Date: May 29, 2026	By:	/s/ Thomas L. Doerr, Jr.
	Name:	Thomas L. Doerr, Jr.
	Title:	Executive Vice President, Chief Legal Officer and Secretary